

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

William A. Ackman
Chief Executive Officer
Pershing Square SPARC Holdings, Ltd./DE
787 Eleventh Avenue, 9th Floor
New York, New York 10019

> **Re: Pershing Square SPARC Holdings, Ltd./DE**
> **Amended Registration Statement on Form S-1**
> **Filed April 26, 2023**
> **File No. 333-261376**

Dear William A. Ackman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration on Form S-1 filed April 26, 2023

Summary, page 1

1.   We note the disclosure on page 9 and elsewhere regarding the material adverse amendments that may occur during the SPAR holder election period and closing period. We also note the disclosure that "during the SPAR Holder Election Period and the Closing Period, in the event of a Materially Adverse Amendment we will cause all previous Elections of SPARs to be revoked, return all funds from the Custodial Account that were tendered at the Final Exercise Price in connection with such Elections and hold or re-open the SPAR Holder Election Period for an additional 20 business days." Please clearly disclose that you will file a post-effective amendment to update the registration statement in the event this were to occur. Please also clarify how the ten months closing deadline will be calculated if this were to occur. Clarify whether the ten months would be

calculated from the initial election period or the re-open period. Finally, clearly disclose, whether the SPARs will again be transferable and whether you anticipate trading on the OTC Markets if the election period is re-opened.

2.   We note the disclosure on page 11 and elsewhere that the SPARs are not transferrable during the election period once the investor has made their election. Please also clearly disclose, as stated in your response letter responding to prior comment 8 from our letter dated September 9, 2022, that such SPARs will be tendered upon the election.

Our Board may, in certain circumstances, withdraw and terminate the SPAR Holder Election Period early . . ., page 70

3.   Please clarify the circumstances in which the Board would determine to terminate the SPAR Holder Election Period early, and how and when you would notify SPAR Holders of the early termination.

We may amend our Charter, bylaws, the Definitive Agreement . . ., page 72

4.   Please reconcile disclosure in this risk factor that describes a SPAR holder's right to revoke an Election in the event of a Materially Adverse Amendment to the Charter or Definitive Agreement with revised disclosure pages 9 and 10, which indicates that you will revoke all elections and hold or re-open the SPAR Holder Election period for an additional 20 business days if you make a Materially Adverse Amendment during the SPAR Holder Election Period or the Closing Period.

Valuation of Sponsor Warrants, page 182

5.   Where you state that the Black Scholes valuation includes a spot price at the minimum exercise price of $10 per share, please revise your disclosure to clarify what is meant by the term spot price. In particular, please describe to which security the spot price refers.

6.   Please provide additional disclosures regarding the assumptions used in the valuation of the sponsor warrants. For instance, we note you are assuming the sponsor forward purchase commitment of $1 billion. Please clarify whether this means you are assuming the total commitment under the forward purchase agreements is $1 billion or whether this means you are assuming the committed forward purchase is $1 billion, which would indicate a final exercise price of $40 or more and Sponsor Warrant exercise price of $48 or more. Please also expand upon the criteria used in determining the volatility of the post-combination company was estimated to be 25%, including the extent to which such post-combination companies considered included post-combination SPACs. To the extent you did not consider or minimally considered such companies in your criteria, clarify why. Please also clarify how and when you selected the blank check companies whose capital and post-combination equity value you observed in order to determine the historical multiple between available capital and equity value of the merger targets. Lastly, please clarify how you determined the estimate that 85% of SPARs would be exercised.

7.   Where you state that you adjusted the value of the Sponsor Warrants to take in to account the probability of consummating a business combination, clarify whether you took transaction size in to account to inform this probability. If so, please explain whether that impacted the range of probability of transaction consummation at companies in your target market capitalization range. We note that you noted a "cumulative percentage of closed transactions" of approximately 70%.

8.   Regarding your consideration of sponsor incentive restructurings in completed blank check company transactions, please clarify how your observations were used to adjust warrant value. We note your disclosure that the company used the expected incentive renegotiation percentage of historical SPACs and the currently observed concessions in the market "of above 50%, but it is unclear whether this reduced the warrant value and by what percentage.

Exhibits

9.   We note the removal of the Letter Agreement from the Exhibits Index. Please advise, as we continue to note references to this agreement throughout the prospectus, and such agreement appears to be material.

General

10.   We note the prospectus cover page states that you "refer to the common stock of the post-combination company, which, depending on the form our business combination takes, may be an entity other than our company, as 'Public Shares.'" Please reconcile with the definition of Public Shares in the summary on page 3 as "'Public Shares' are to the shares of the post-combination company issuable upon the exercise of SPARs."

     You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Pam Long at 202-551-3765 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Real Estate & Construction

cc: Gregory P. Patti, Jr.